April 29, 2014

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, D.C.  20549

Re:	Pershing Gold Corporation
Registration Statement on Form S-1 (the “Registration Statement”)
File No. 333-192317

Ladies and Gentlemen:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, Pershing Gold Corporation (the “Company”), hereby requests that the effective date of the Registration Statement be accelerated so that the same will become effective at 4:00 p.m. Eastern Time on Friday, May 2, 2014, or as soon thereafter as practicable.

On behalf of the Company, I hereby acknowledge that:

1.             Should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;

2.             The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

3.             The Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have additional questions or comments, please contact our counsel, Deborah Friedman, at (303) 892-7499, or the undersigned at (720) 974-7250.

Sincerely,

/s/ Stephen Alfers

Stephen Alfers
President and Chief Executive Officer

Pershing Gold Corporation | 1658 Cole Boulevard, Building 6, Suite 210, Lakewood, CO 80401

Phone 720-974-7248 | www.pershinggold.com | Fax 720-974-7249